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                             May 25, 2021

       Daniel Barel
       Chief Executive Officer and Director
       REE Automotive Ltd.
       10 Aharon Maskin Street
       Tel-Aviv, Israel

                                                        Re: REE Automotive Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 14, 2021
                                                            File No. 333-254070

       Dear Mr. Barel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

       Amendment #1 on Form F-4 Filed May 14, 2021

       Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and
       REE, page 30

   1.                                                   Please revise the per
share data to address the following:
                                                            Remove all per
share data as of and for the year ended December 31, 2019 since the disclosures are
not required by Part I.A 3(f) of Form F-4 and not permitted by
                                                            Article 11 of
Regulation S-X.
                                                            Calculate all
historical and pro forma book value per share disclosures based on the number of
historical or pro forma shares outstanding as of the date presented rather than the weighted
shares outstanding during the period.
                                                            Ensure the
disclosures related to the scenario assuming maximum redemptions on
 Daniel Barel
FirstName  LastNameDaniel Barel
REE Automotive   Ltd.
Comapany
May        NameREE Automotive Ltd.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
              page 30 are consistent with the disclosures in the pro forma financial statements on page 179.
Description of the Transactions, page 179

2. We note your response to prior comment 14. Please revise the table on page 9 to disclose the number of options and warrants and the number of shares issued subsequent to
         December 31, 2020 that are reflected in the table. Please also demonstrate to us how the number of options and warrants disclosed in your response letter reconciles to disclosures in REE's financial statements.
3. Based on the current disclosures, it appears each outstanding share of 10X Capital Class B
         Common Stock (held by the Sponsor) will convert into 1.5763975 shares of 10X Capital
         Class A Common Stock. It also appears holders of the Class B Common Stock have the right to receive 2,900,000 Anti-Dilution Shares, with up to 1,500,000 of the shares being subject to forfeiture if trading prices of REE Class A Ordinary Shares are not achieved following the Merger. Please more fully address the following:
             Disclose how the additional shares of Class A Common Stock of 10X Capital that the
              Sponsor will receive as a result of the conversion ratio noted above are or will be accounted for in the historical and pro forma financial statements. In this regard, we note the conversion ratio only relates to the 10X Capital Class B Common Stock and does not appear to be a stock split.
             Clarify where and how the conversion of each share of 10X Capital Class B Common
              Stock into 1.5763975 shares of 10X Capital Class A Common Stock is reflected in all presentations of the number of shares to be held by the Sponsor following the
              Merger. In this regard, we note the number of shares to be held by the Sponsor following the Merger appears to be equal to the Class B Common Stock currently held by the Sponsor (prior to the application of the conversion ratio) plus the Anti-
              Dilution Shares.
             Disclose how the 2,900,000 Anti-Dilution Shares, including the shares subject to forfeiture, are or will be accounted for in the historical and pro forma financial statements following the Merger.
Unaudited Pro Forma Condensed Combined Financial Information, page 179

4. Please be advised that pro forma financial statements should only be presented for the latest fiscal year and any current interim period, if applicable. In this regard, please remove the pro forma statements of operation for the year ended December 31, 2019 on pages 188 and 189 and all related disclosures, including on pages 190 and 194.
Unaudited Pro Forma Balance Sheets, page 182

5. Please clarify and explain the disclosures on pages 183 and 185 that state 10X Capital's warrant liability presentation is subject to change following the consummation of the
         Merger.
 Daniel Barel
REE Automotive Ltd.
May 25, 2021
Page 3
3. Adjustments to Unaudited Pro Forma Combined Financial Information, page 191

6. You disclose that the historical financial statements have been adjusted in the unaudited pro forma combined financial information to give pro forma effect to events that are directly attributable to the transactions, factually supportable and expected to have a continuing impact. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-
         X and Section II.D of SEC Release 33-10786.
7. We note your response to prior comment 16. Please disclose how the options to be granted to the REE Founders are or will be accounted for in the historical and pro forma financial statements and how they are or will be reflected in the loss per share disclosures. In addition, please tell us your consideration for disclosing the options to be granted to the
         REE Founders in REE's subsequent events footnote.
4. Net loss per Share, page 193

8. We note your response to prior comment 17. Please revise note 4 to quantify REE's potentially dilutive options and warrants, on a post split basis, and 10X Capital's potentially dilutive warrants that are not included in the calculations of pro forma net losses per share.
Consolidated Financial Statements - REE Automotive Ltd and Its Subsidiaries General, page F-2

9. We note you have revised certain disclosures in the filing to reflect the 1 for 26.71 stock split that will occur before the consummation of the merger. Please explain to us if you intend to comply with SAB Topic 4C and revise REE's historical financial statements and all related share and per share disclosures to retroactively reflect the stock split prior to effectiveness.
Financial Statements - 10X Capital, page F-30

10. Please provide updated interim financial statements and related disclosures.
Note 11. Fair Value Measurements, page F-48

11. Based on the tabular disclosures related to changes in the fair values of the Public
       Warrants and Private Placement Warrants on page F-50, it appears the fair values of the
FirstName LastNameDaniel Barel
       Public Warrants and Private Placement warrants disclosed in the table on page F-49 have
Comapany
       beenNameREE
            transposed.Automotive Ltd.all fair value disclosures related to the Public Warrants and
                        Please ensure
May 25,Private Placement
         2021 Page  3    Warrants are correct and consistent throughout the
filing.
FirstName LastName
 Daniel Barel
FirstName  LastNameDaniel Barel
REE Automotive   Ltd.
Comapany
May        NameREE Automotive Ltd.
     25, 2021
May 25,
Page 4 2021 Page 4
FirstName LastName
       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell,
Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Maia Gez